                                                                EXHIBIT 1
1994 SUMMARY ANNUAL REPORT FOR
STOCK SAVINGS PLUS PLAN (SSPP)


This is a summary of the annual report for the Southern California Edison Company Stock Savings Plus Plan, EIN 95-1240335-002, for January 1, 1994, through December 31, 1994. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a trust and insurance. Plan expenses were $42,904,826. These expenses included $41,913,991 in benefits paid to participants and beneficiaries, and $990,835 in administrative and other expenses. A total of 17,404 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,259,951,733 as of December 31, 1994, compared to $1,241,804,820 as of
January 1, 1994. During the plan year, the plan experienced an increase in its net assets of $18,146,913. This increase includes unrealized appreciation and depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the price the plan originally paid for these assets. It also includes a transfer of $130,332,530 during 1994 from the SCE Employee Stock Ownership Plan (ESOP). The plan had a total loss of $69,280,791 including employer contributions of $21,306,980 employee contributions of $69,970,547, gains of $1,879,247 from the sale of assets and losses from investments of $162,437,565.

Minimum Funding Standards

Enough money was contributed to the plan to keep it funded in accordance with the minimum standards of ERISA.

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

      1.     An accountant's report;
      2.     Assets held for investment; and
      3.     Transactions in excess of five percent of plan assets.

1994 SUMMARY ANNUAL REPORT FOR
STOCK SAVINGS PLUS PLAN (SSPP)
Page 2

To obtain a copy of the full annual report, or any part thereof, write or call the office of the Secretary of the Employee Benefits/Health Care Committee (the Committee is the Plan Administrator), 8631 Rush Street, Rosemead, California 91770, (818) 302-6048. The charge to cover copying costs will be $2.25 for the full report, or $0.10 per page for any part thereof.

You also have the right to receive from the Plan Administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes or both. If you request a copy of the full annual report from the Plan Administrator, these statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan, 8631 Rush Street, Rosemead, California 91770, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Pension and Welfare Benefit Administration, Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.